Exhibit (a)(5)(xvii)

IN THE UNITED STATES DISTRICT COURT FOR NORTHERN, EAST ILLINOIS

CALVIN A. GRANT, MD 1123 North Oak Park Avenue Oak Park, IL 60302
Plaintiff,
v.

Drs. Jean Bennett and Albert MacGuire, BOARD OF TRUSTEES, UNIVERSITY OF
PENNSYLVANIA

Office of the University Secretary

1 College Hall, Room 211

Philadelphia, PA 19104-6303

SPARK THERAPEUTICS, INC

3737 Market Street

Philadelphia, PA 19104

ROCHE HOLDINGS, INC

GENENTECH, INC

1 DNA Way

South San Francisco, CA 94080

Defendants

BASIS OF JURISDICTION

1.	Federal courts under 28 U.S.C. § 1331, a case arising under the United States Constitution or federal laws or treaties is a federal question case. Under 28 U.S.C. § 1332, a case in which a citizen of one State sues a citizen of another State or nation and the amount at stake is more than $75,000 is a diversity of citizenship case. The parties are located in three different States: lllinois, Pennsylvania, and California. Under 28 U.S.C. § 1338 any civil litigation regarding patents. 37 CFR 401 Bayh Dole Regulations, 31 U.S.C. §§. 3728-3733 False claims act, blocking Roche Holdings Inc's acquisition of deceptive Stark Therapeutics stock 15 U.S.C § 78.

COMPLAINT

Calvin A Grant, MD brings this emergent civil action to invalidate or reassign the University of Pennsylvania patent portfolio related to adeno-associated virus mediated retinal gene delivery, invalidate or reassign all licenses held by Spark Therapeutics, lnc, and to enjoin Roche Holdings acquisition of Spark Therapeutics, Inc. Plaintiff alleges as follows:

NATURE OF THE ACTION

1. This is an action for relief from copyright infringement, intellectual property appropriation, False Claim Act 31 U.S.C 3729-3733, Possession and creation of false papers to defraud NIH 18 U.S.C 1002,

2. The plaintiff alleges that the Defendants Drs Jean Bennett and Albert Macquire and the University of Pennsylvania (BMP) stole his application from a central service and coerced an interview for an ophthalmology under the inferred penalty of black listing from other programs.

3. The plaintiff alleges that the Defendants stole his research ideas outright related AAV and the treatment of RPE related disease and incorporated this ideas and data into NIH grant to completing R01 EY10820-05 Application number 2164959.

4. The plaintiff received full acknowledgment from the University of Pennsylvania School of Medicine/department of ophthalmology for his breakthrough discovery AAV and was awarded the Oliver Prize of 1996 for outstanding research. Of the note, the department of ophthalmology became aware of this research through his forced interview as the project was not completed at the University of Pennsylvania but completed at Harvard Medical School.

5. The plaintiff alleges that Drs. Jean Bennett and Albert Macquire purposely and fraudulently excluded mention of his work from 1994 despite having full knowledge from divert discussions, conference presentation, and papers of his work in their papers and patents.

6. The plaintiff seeks injunctive and declaratory relief, compensatory damages, liquidated damages, public acknowledgment and announcement of his discovery from the defendants.

7. The plaintiff seeks through court order to exercise the march-in provision of the Bayn-Dole regulations by the government and the transferral of all AAV patents granted from the defendants to the plaintiff and to place himself as lead inventor with full royalties rights from all AAV patents granted to the defendants. The NIH and NEI are not able to act with impartiality given the vast fraudulent history created by the University of Pennsylvania.

8. The plaintiff seeks an injunctive relief for licensing of all AAV patents by the University of Pennsylvania

9. The plaintiff seeks an injunction of the acquistion of Spark Therapeutics by Roche Holdings, lnc.

1. Gene therapy modalities have offered lasting treatment for a multitude of inherited to acquired diseases. Recombinant adeno-associated viruses have cemented their role as a leading tool in gene therapy. Spark Therapeutics, lnc. has launched Luxturna for the treatment for RPE65 related Leber Congenital Amaurosis, an orphan disease. Luxturna is the sole commercially available product of Spark Therapeutics, !nc. that has been FDA approved that is on the market. Primarily Drs. Jean Bennett and Albert Macguire have asserted themselves as the inventors of this technology; and, through the University of Pennsylvania sought and obtained patents which have been licensed to Spark Therapeutics, lnc.

2. Roche Holdings, lnc has offered to acquire outstanding stock for Spark Therapeutics for $114.5 per share for an acculmative offer of $4.8 billion dollars. The otfering company expects to complete its merge by June 2019. Presently, shareholders have sued to block the acquisition viewing the offer as being undervalued.

3. Calvin A. Grant, MD was a medical student at the University of Pennsylvania from 1991 to 1996. ln 1993, Dr. Grant applied for and received a Howard Hughes Medical Student Fellowship to pursue his interest in gene therapy. ln 1993-1994, Dr. Grant independently sought to develop AAV as vector for DNA delivery to the retina. Adenovirus had been used for viral delivery the retina with disappointing results. Dr. Grant independent of University of Pennsylvania went to Harvard Medical School/Mass Eye and Ear infirmary and demonstrated lasting gene delivery to retina with AAV in the fall 1994, three years prior to Jean Bennett working with AAV. Within weeks of this discovery, Drs. Anthony Adamis (now SVP of Roche Holdings, lnc) and Joan Miller, MD were informed of this discovery in a face to face meeting at Harvard and were kept abreast of his progress. Subsequently, Dr Grant was the first in the world to present and publish his findings at the Howard Hughes Medical Student Forum in 1995. Dr. Grant applied to HMS/Mass Eye and Ear lnfirmary and other institutions excluding the University of Pennsylvania given Albert Macquire repeated characterization of premature African American babies as low worth babies in an open lecture among other slights. The University of Pennsylvania department of ophthalmology committed wire fraud to obtain his application under false pretenses from the San Francisco Matching Program and forced him undergo an interview for the residency under the threat of black listing is application to other programs. During the interview, Dr Grant was asked the most rudimentary questions about AAV to the most advanced targets for gene therapy, including targets for trials. And Jean Bennett was present at the interview although the interviews were supposed to be for a clinical and a non research residency training program. During the interview, Dr Grant revealed under duress that the RPE diseases and according LCA would be a worthy target for gene delivery and that he reduced this gene therapy concept to practice, in that GM 1 Gangliosidosis affects the RPE and genes were replaced in this tissue. Furthermore, given the basic construction of the AAV vector a gene of interest could be simply cassetted into the backbone of the vector and construction other vectors was obvious. Dr. Grant was awarded the Oliver Prize 1996 for outstanding research by a medical student for the AAV work by the department of ophthalmology; however, the work was not completed or performed at the University of Pennsylvania.

4. Drs Bennett and Macquire failed disclose and acknowledge conversations and information gleaned from Dr Grant in patents and literature. They failed to include Dr Grant's Howard Hughes Medical Student Forum first publication that was attended by University of Pennsylvania School of Medicine, Dr. Glen Gaulton in 1995 nor did they site Dr. Grant's second publication October 1997 in Current Eye Research on the matter.

DEMAND FOR JURY TRIAL

Plaintiff demands a jury trial on all causes of action and claims to which they have a right to a jury trial.

Respectfully submitted,

/s/ Calvin A Grant, MD

Calvin A Grant, MD

Pro Se